Exhibit 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Company” or “Grown Rogue”)

550 Airport Road

Medford, Oregon

United States 97504

Item 2	Date of Material Change

March 28, 2025

Item 3	News Release

A news release was issued by the Company on March 31, 2025, through the facilities of Cision and was subsequently filed on SEDAR+.

Item 4	Summary of Material Change

On March 28, 2025, Grown Rogue closed a US$7.0M credit facility with a national, FDIC-insured commercial bank.

Item 5.1	Full Description of Material Change

On March 28, 2025, Grown Rogue closed a US$7.0M credit facility with a national, FDIC-insured commercial bank (the “Bank”). The Company intends to use the proceeds to support existing growth initiatives, provide additional working capital, and refinancing a small amount of existing debt. The obligations owing under the credit facility are secured by way of a general security agreement.

The credit facility has a term of four years and bears interest at a rate equal to the greater of a) SOFR plus 4.9% and b) 9.0% per annum. Based on the current SOFR rate of 4.3%, this implies a current interest rate of 9.2% per annum. The facility amortizes over a six -year period and there are no prepayment penalties. Interest will be paid on a monthly basis.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: +1 458 226 2100

Email: obie@grownrogue.com

Item 9	Date of Report

April 7, 2025.

Forward Looking Statements

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on SEDAR+.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.